UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5

Outdoor Channel Holdings, Inc.

(Name of Issuer)

Common Stock, par value of US$0.001 per share

(Title of Class of Securities)

690027107

(CUSIP Number)

Perry T. Massie

c/o Outdoor Channel Holdings, Inc.

43455 Business Park Drive, Temecula, California 92590

Telephone: (951) 699-6991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690027107

1.	Names of Reporting Persons. Perry T. Massie
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,287
	8.	Shared Voting Power 6,010,840
	9.	Sole Dispositive Power 1,287
	10.	Shared Dispositive Power 6,010,840
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,127
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 690027107

1.	Names of Reporting Persons. Thomas H. Massie
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,693
	8.	Shared Voting Power 6,026,902
	9.	Sole Dispositive Power 41,693
	10.	Shared Dispositive Power 6,026,902
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,068,595
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 690027107

1.	Names of Reporting Persons. Musk Ox Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,673,620
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,673,620
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,673,620
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 690027107

1.	Names of Reporting Persons. Massie Family Trust dated May 23, 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,235,902
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,235,902
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,902
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 690027107

1.	Names of Reporting Persons. Perry T. Massie & Sandra Lynn Massie Trust dated October 14, 1997
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,219,840
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,219,840
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,219,840
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 5 amends the Schedule 13D originally filed jointly on March 29, 2004 on behalf of, among other parties, Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P. (“MOI”), and The Perry T. Massie & Sandra Lynn Massie Trust dated October 14, 1997 (“The PM&SM Trust”) (such original filing, together with any prior amendments thereto, the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule 13D relates is the common stock, par value of $0.001 per share, of Outdoor Channel Holdings, Inc., a Delaware corporation (“Outdoor Channel”). The principal executive offices of Outdoor Channel are located at 43455 Business Park Drive, Temecula, California 92590.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)

(i)	Perry T. Massie.
(ii)	Thomas H. Massie.
(iii)	Musk Ox Investments, L.P.
(iv)	The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997.
(v)	The Massie Family Trust dated May 23, 2007 (“The Massie Family Trust”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each Reporting Person is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

(i) Perry T. Massie: c/o Outdoor Channel Holdings, Inc., 43455 Business Park Drive, Temecula, California 92590.

(ii) Thomas H. Massie: c/o Outdoor Channel Holdings, Inc., 43455 Business Park Drive, Temecula, California 92590.

(iii) MOI: c/o Outdoor Channel Holdings, Inc., 43455 Business Park Drive, Temecula, California 92590.

(iv) The PM&SM Trust: c/o Outdoor Channel Holdings, Inc., 43455 Business Park Drive, Temecula, California 92590.

(v) The Massie Family Trust: c/o Outdoor Channel Holdings, Inc., 43455 Business Park Drive, Temecula, California 92590.

(c)

(i) Perry T. Massie: Mr. Perry Massie is an individual engaged in investment activities. He is a stockholder and co-chairman of the board of directors (the “Outdoor Channel Board”) of Outdoor Channel.

(ii) Thomas H. Massie: Mr. Thomas Massie is an individual engaged in investment activities. He is a stockholder of Outdoor Channel and serves as a director on the Outdoor Channel Board.

(iii) MOI: MOI is a Nevada limited partnership, the two general partners of which are Messrs. Perry Massie and Thomas Massie. Its principal business is investment management.

(iv) The PM&SM Trust: The PM&SM Trust is a California trust, the Co-Trustees of which are Mr. Perry Massie and Ms. Sandra Massie. Its principal business is asset consolidation and management.

(v) The Massie Family Trust: The Massie Family Trust is a California trust, the Co-Trustees of which are Mr. Perry Massie and Ms. Sandra Massie. Its principal business is asset consolidation and management.

(d) During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Perry T. Massie and Thomas H. Massie is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Each Reporting Person originally acquired its shares of Outdoor Channel common stock for investment purposes only.

On March 13, 2013, Outdoor Channel entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kroenke Sports & Entertainment, LLC, a Delaware limited liability company (“KSE”), and KSE Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of KSE (“Merger Sub”). Under the terms of the Merger Agreement, at the closing, Merger Sub will merge with and into Outdoor Channel with Outdoor Channel as the surviving corporation (the “Merger”). As a result of the Merger, Outdoor Channel will become a wholly owned subsidiary of KSE, and Outdoor Channel is expected to be delisted from trading on NASDAQ.

At the effective time of the Merger, the certificate of incorporation and by-laws of Outdoor Channel in effect will each be amended by virtue of the Merger to be in a form reasonably acceptable to Outdoor Channel and, as so amended, will be the certificate of incorporation and by-laws, respectively, of the surviving corporation of the Merger until thereafter each is changed or amended as provided therein or by applicable law. The directors and officers of Merger Sub immediately prior to the effective time of the Merger, will be the initial directors and officers, respectively, of the surviving corporation of the Merger, each to hold office in accordance with the certificate of incorporation and by-laws of the surviving corporation of the Merger.

Concurrently with the execution of the Merger Agreement, Thomas H. Massie, Perry T. Massie, The Wilma M. Massie Trust dated June 3, 1994 (“The WM Trust”), The Wilma M. Massie Irrevocable Trust dated April 27, 1994 (“The WM Irrevocable Trust”), The Massie Family Trust, The PM&SM Trust, The Perry and Sandy Massie Foundation, a California public benefit corporation (“The P&SM Foundation”), The Thomas and Cindy Massie Foundation, a California public benefit corporation (“The T&CM Foundation”), and MOI (collectively, the “Massie Parties”), the members of the Outdoor Channel Board and the executive officers of Outdoor Channel (collectively, together with the Massie Parties, the “Supporting Parties”), collectively holding approximately 41% of the outstanding shares of Outdoor Channel common stock, entered into a support agreement with KSE (the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Parties have agreed to vote their beneficially owned shares of Outdoor Channel common stock (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Outdoor Channel if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of KSE, against (x) any Alternative Proposal (as defined in the Merger Agreement) or (y) any other action or proposal, involving Outdoor Channel or any subsidiary of Outdoor Channel, that would reasonably be expected to prevent or materially impede, interfere with or delay the Merger Agreement.

In addition, under the Support Agreement, the Supporting Parties have agreed, among other things:

•	to waive any rights of appraisal or rights to dissent from the Merger that they may have;

•	to revoke any and all previous voting proxies granted with respect to their shares of Outdoor Channel common stock and grant a proxy appointing KSE as attorney-in-fact with respect to such shares; and

•

not to, subject to certain exceptions, (i) sell, transfer, assign, pledge, encumber, tender or otherwise dispose of their shares of Outdoor Channel common stock, (ii) grant any proxies or powers of attorney or enter into any other voting agreements with respect to its Outdoor Channel common stock, (iii) enter into or deposit their Outdoor Channel common stock into a voting trust or take any other action which would diminish the voting power of such shares or (iv) commit or agree to take any of the foregoing actions, prior to the termination of the Support Agreement.

The Support Agreement will terminate automatically upon the termination of the Merger Agreement. In addition, the Supporting Parties may terminate the Support Agreement at any time following a change in recommendation by the Outdoor Channel Board in favor of the Merger made in accordance with the terms of the Merger Agreement.

The foregoing description of the Merger Agreement and Support Agreement and the transactions contemplated thereby, respectively, do not purport to be complete. The foregoing summary of the Support Agreement is qualified in its entirety by reference to the Support Agreement incorporated as Exhibit 1 herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

Perry T. Massie may be deemed to beneficially own 6,012,127 shares of Outdoor Channel common stock, which shares constitute 23.3% of the total class. These shares include (i) 1,287 shares held directly and individually for which he has the sole power to vote or direct the disposition; (ii) 2,673,620 shares held by MOI, for which he has the shared power to direct the vote or disposition; (iii) 3,219,840 shares held by The PM&SM Trust, for which he has the shared power to direct the vote or disposition; (iv) 46,755 shares held by The WM Trust, for which he has the shared power to direct the vote or disposition; and (v) 33,125 held by The WM Irrevocable Trust, for which he has the shared power to direct the vote or disposition and (vi) 37,500 shares held by The P&SM Foundation, for which he has the shared power to direct the vote or disposition thereof.

Thomas H. Massie may be deemed to beneficially own 6,068,595 shares of Outdoor Channel common stock, which shares constitute 23.3% of the total class. These shares include (i) 41,693 shares held directly and individually for which he has the sole power to vote or direct the disposition; (ii) 2,673,620 shares held by MOI, for which he has the shared power to direct the vote or disposition; (iii) 3,235,902 shares held by The Massie Family Trust, for which he has the shared power to direct the vote or disposition; (iv) 46,755 shares held by The WM Trust, for which he has the shared power to direct the vote or disposition; and (v) 33,125 held by The WM Irrevocable Trust, for which he has the shared power to direct the vote or disposition and (vi) 37,500 shares held by The T&CM Foundation, for which he has the shared power to direct the vote or disposition thereof.

MOI may be deemed to beneficially own 2,673,620 shares of Outdoor Channel common stock, which shares constitute 10.3% of the total class. These shares are held directly by MOI, which has the sole power to vote or direct the disposition thereof.

The Massie Family Trust may be deemed to beneficially own 3,235,902 shares of Outdoor Channel common stock, which shares constitute 12.5% of the total class. These shares are held directly by The Massie Family Trust, which has the sole power to vote or direct the disposition thereof.

The PM&SM Trust dated October 14, 1997 may be deemed to beneficially own 3,219,840 shares of Outdoor Channel common stock, which shares constitute 12.5% of the total class. These shares are held directly by The PM&SM Trust dated October 14, 1997, which has the sole power to vote or direct the disposition thereof.

The percentage of shares described above which may be deemed to be beneficially owned by the Reporting Persons, respectively, are based upon 25,853,683 shares outstanding as of March 18, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities.

Item 6 is hereby amended to include the following:

The information disclosed in Item 4 above is hereby incorporated herein by reference.

On March 26, 2013, the Reporting Persons entered into a Joint Filing Agreement in which each Reporting Person agreed to the joint filing of statements on Schedule 13D with respect to securities of Outdoor Channel to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Support Agreement, dated as of March 13, 2013, by and among Kroenke Sports & Entertainment, LLC and the Supporting Parties (as defined therein)

2	Joint Filing Agreement, dated as of March 26, 2013, by and among Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P., The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997, and The Massie Family Trust dated May 23, 2007

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2013

PERRY T. MASSIE		PERRY T. MASSIE & SANDRA LYNN MASSIE TRUST DATED OCTOBER 14, 1997

Perry T. Massie*
Name:	Perry T. Massie	By:	Perry T. Massie*
		Name:	Perry T. Massie
		Title:	Co-Trustee

THOMAS H. MASSIE		MASSIE FAMILY TRUST DATED MAY 23, 2007

	Thomas H. Massie*	By:	Thomas H. Massie*
Name:	Thomas H. Massie	Name:	Thomas H. Massie
		Title:	Trustee

MUSK OX INVESTMENTS, LP

By:	Perry T. Massie*
Name:	Perry T. Massie
Title:	General Partner

By:	Thomas H. Massie*
Name:	Thomas H. Massie
Title:	General Partner

*By:	/s/ Catherine C. Lee
Catherine C. Lee, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1	Form of Support Agreement, dated as of March 13, 2013, by and among Kroenke Sports & Entertainment, LLC and the Supporting Parties (as defined therein)

2	Joint Filing Agreement, dated as of March 26, 2013, by and among Perry T. Massie, Thomas H. Massie, Musk Ox Investments, L.P., The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997, and The Massie Family Trust dated May 23, 2007